# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Loop Industries, Inc., CIK 0001504678
CUSIP: 543518104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 480 Fernand-Poitras Terrebonne, Quebec, Canada (Federal Level) (Z4), J6Y 1Y4
Date of event which requires filing of this statement: 06/30/2025
Filed by CIK 0001872215
Persons authorized to receive notices and communications: Sung Young Baek, SK geo centric Co., Ltd., 51, Jong-ro, Jongno-gu, Seoul, Korea Republic Of (M5), 03161, 82-2-2121-5114

## Reporting persons
- SK geo centric Co., Ltd. (CIK 0001872215): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); source of funds: affiliate funds (AF), working capital (WC); sole voting power 4,172,706; shared voting power 0; sole dispositive power 4,172,706; shared dispositive power 0; aggregate amount beneficially owned 4,172,706 (8.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Loop Industries, Inc.
Address of issuer's principal executive offices: 480 Fernand-Poitras Terrebonne, Quebec, Canada (Federal Level) (Z4), J6Y 1Y4
Comment: This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person on August 9, 2021 (the "Schedule 13D"). Capitalized terms ussed but not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: SK geo centric Co., Ltd.
Residence or business address: 51, Jong-ro, Jongno-gu, Seoul, 03161, Republic of Korea
Present principal occupation or employment: N/A
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: Republic of Korea

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information contained in Item 3 of the Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Information contained in Item 4 of the Schedule 13D is hereby amended and restated in its entirety by the following:

The Reporting Person acquired the securities reported herein for investment purposes, subject to the following: The information in Item 6 of this Amendment is incorporated herein by reference. The Reporting Person intends to review on a continuing basis its investment in the Issuer. The Reporting Person may seek to sell or otherwise dispose some or all of the Issuer's securities (which may include distributing some or all of such securities to such Reporting Person's respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer such as the warrants) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction of the Issuer's Common Stock currently held by the Reporting Person may be pursued and made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and the Issuer's prospects, other investment and business opportunities available to the Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Person. The Reporting Person does not have any present plans to seek, or proposals seeking, to influence management or the board of directors of the Issuer (the "Board") with respect to the business and affairs of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person directly holds and beneficially owns 4,172,706 shares of the Issuer's Common Stock, representing approximately 8.7% of the Issuer's outstanding Common Stock based on 47,718,350 shares of Common Stock issued and outstanding as of May 28, 2025, as stated in the Issuer's Annual Report on Form 10-K dated as of May 29, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: 4,172,706 shares of Common Stock
Transactions in the class effected during the past sixty days: From June 23, 2025 to July 2, 2025, the Reporting Person has disposed of an aggregate of 542,107 shares of Common Stock in open-market transactions effected on the NASDAQ as follows: (1) on June 23, 2025, 25,869 shares at $1.5860 per share, (2) on June 24, 2025, 19,112 shares at $1.5779 per share, (3) on June 25, 2025, 9,261 shares at $1.6116 per share, (4) on June 26, 2025, 365,889 shares at $1.2110 per share, (5) on June 27, 2025, 39,006 shares at $1.3618 per share, (6) on June 30, 2025, 28,760 shares at $1.4131 per share, (7) on July 1, 2025, 23,912 shares at $1.3761 per share, and (8) on July 2, 2025, 30,298 shares at $1.2677 per share. Except as described herein, the Reporting Person has not effected any transactions in the shares of the Issuer's Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is supplemented by the following:

Mr. Jonghyuk Lee, the director designated by the Reporting Person, resigned from the Board as of January 13, 2025. Accordingly, the Reporting Person no longer has a designated director serving on the Board.

## Signatures
- SK geo centric Co., Ltd.: /s/ Sung Young Baek, Sung Young Baek / Head of Legal Team (07/02/2025)